SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

The Registrant held its 2019 Annual Meeting of Shareholders on December 20, 2019, at 10:00 a.m., Beijing Time, at C9, 99 Danba Rd, Putuo District, Shanghai, China.

A total of 9,797,681 votes of the Registrant’s Class A common shares present in person or by proxy, representing 60.22% of the voting power of the common shares entitled to vote at the Annual Meeting and constituting a quorum for the transaction of business. Each Class A common share is entitled to one vote and each Class B common share is entitled to five votes. No Class B common share is currently issued and outstanding. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the Annual Meeting. Abstentions and broker non-votes were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

PROPOSAL 1:	Election of Directors

To elect three Class III members of the Board of Directors, to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified. Mr. Anyuan Sun, Mr. Xuesong Liu and Mr. Haiying Xiang received a plurality of the properly cast votes and were thereby elected to the Registrant’s Board of Directors. The tabulation of the certified voting results is as follows:

	For		Against		Abstain/Broker Non-Vote
Nominee	Votes	Percentage	Votes	Percentage	Votes	Percentage
Anyuan Sun	7,853,328	99.97%	4	0.00%	2,425	0.03%
Xuesong Liu	7,853,328	99.97%	4	0.00%	2,425	0.03%
Haiying Xiang	7,853,328	99.97%	4	0.00%	2,425	0.03%

PROPOSAL 2:	Ratification of Appointment of Independent Auditor

To ratify the appointment of Wei, Wei & Co., LLP as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2019. The proposal was approved by a majority vote of 99.98% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Votes	Percentage	Votes	Percentage	Votes	Percentage
9,795,281	99.98%	0	0.00%	2,400	0.02%

PROPOSAL 3:	Approval of the Company’s 2019 One Million Share Incentive Plan

To approve the Registrant’s 2019 One Million Share Incentive Plan. The proposal was approved by a majority vote of 99.21% of the votes cast. The tabulation of the certified voting results is as follows:

For		Against		Abstain/Broker Non-Vote
Votes	Percentage	Votes	Percentage	Votes	Percentage
7,793,871	99.21%	59,475	0.76%	2,411	0.03%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: December 26, 2019	By:	/s/ Anyuan Sun
	Name:	Anyuan Sun
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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